EXHIBIT 99.1

Caledonia increases its shareholding in Blanket Mine to 64 per cent

ST HELIER, Jersey, Aug. 24, 2018 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; TSX: CAL) is pleased to announce that it has entered into a Memorandum of Understanding (“MOU”) with Fremiro Investments (Private) Limited (“Fremiro”) with the intention to purchase Fremiro’s 15% shareholding in Blanket Mine (1983) (Private) Limited (“Blanket”). The transaction remains subject to approvals from various Zimbabwean regulatory authorities and the execution of a legally binding sale agreement.

Highlights

  Caledonia has entered into an MOU with Fremiro to purchase Fremiro’s 15% shareholding in Blanket.
  Caledonia will acquire Fremiro’s shareholding in Blanket for a gross consideration of $16.667 million to be settled through a combination of:
     ·   the cancellation of the loan between the two entities which stood at $11.467 million as at June 30, 2018; and
     ·   the issue of 727,266 new shares in Caledonia at an issue price of $7.15 per share.
  On completion of the transaction, Caledonia will have a 64 per cent shareholding in Blanket and Fremiro will hold 6.42 per cent of Caledonia’s diluted equity.

Background

Fremiro acquired its 15% shareholding in Blanket when Caledonia implemented transactions in 2012 in compliance with the Zimbabwean Indigenisation and Economic Empowerment Act (the “Act”). As part of the transactions, Caledonia sold 41% of Blanket Mine to the following indigenous Zimbabwean shareholders:

Fremiro	-	15%
The National Indigenisation and Economic Empowerment Fund (“NIEEF”)	-	16%
Blanket Employee Trust Services (Private) Limited	-	10%

The financing of these acquisitions was facilitated through approximately $30m of facilitation loans to the above parties apportioned pro rata between the parties based on shareholding.

In addition, 10% of Blanket was donated to the local community in the form of the Gwanda Community Share Ownership Trust.

Following amendments to the Act passed in March 2018 which removed the 51% indigenisation requirement for gold mining businesses, Caledonia and NIEEF have agreed to enter into a transaction whereby Caledonia purchases Fremiro’s 15% shareholding in Blanket.

On completion of the transaction, Caledonia will have an effective 64% shareholding in Blanket with the constituent Blanket shareholders as follows:

Wholly-owned subsidiaries of Caledonia	-	64%
NIEEF	-	16%
Blanket Employee Trust Services (Private) Limited	-	10%
Gwanda Community Share Ownership Trust	-	10%

In line with previous public statements, Caledonia has expressed an interest in increasing its shareholding in Blanket, a strategy of which the above transaction forms a key component.

Commenting on the transaction, Steve Curtis, Chief Executive Officer, said:

“We are delighted to agree to a transaction with Fremiro for the purchase of their 15% stake in Blanket; they have been a supportive shareholder of Blanket since 2012 and we welcome them as shareholders in Caledonia.

“Blanket is well-advanced on implementing the investment programme which commenced in early 2015 and is expected to result in Blanket achieving an annual production rate of at least 80,000 ounces per annum by 2021, at a low cash cost. Caledonia is evaluating further investment opportunities in Zimbabwe.  Such new opportunities, if they result in one or more transactions, are likely to be held directly by Caledonia and/or its subsidiaries rather than by Blanket.  By moving its participation up from Blanket to Caledonia, Fremiro is well-positioned to participate with Caledonia in any further investment opportunities.

“We are also very pleased to increase our shareholding in Blanket to a majority stake, moving from 49 per cent to 64 per cent following this transaction. Blanket Mine has been an excellent investment for Caledonia since we originally invested in Zimbabwe in 2006 and we are delighted to be able to increase our shareholding in this outstanding asset.

“Today’s transaction forms an important step in our stated goal of increasing our shareholding in Blanket since the Zimbabwean government removed the indigenisation requirement for gold mining businesses earlier this year.

“We look forward to evaluating further investment opportunities in Zimbabwe as they become available.”

Related Party Transaction

The acquisition of Fremiro’s shareholding in Blanket constitutes a related party transaction for the purposes of Rule 13 of the AIM Rules for Companies.  Accordingly, the independent directors of Caledonia, being all of the directors, having consulted with WH Ireland Limited, the Company’s nominated adviser, have concluded that the terms of the transaction are fair and reasonable insofar as the interest of shareholders are concerned.

Strategy and Outlook

Caledonia remains on track to achieve the production target of 80,000 ounces by 2021 at the mine operated by its Zimbabwean subsidiary, Blanket. The Company’s strategic focus continues to be the implementation of the Investment Plan at the mine, which was announced in November 2014 and revised in November 2017 with an extension to the Central Shaft project and is expected to extend the life of mine by providing access to deeper levels for production and further exploration.  Implementation of the Investment Plan remains on target in terms of timing and cost.  Caledonia’s board and management believe the successful implementation of the Investment Plan is in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding and enhancing the mine’s long-term future.  Caledonia’s cash position is expected to improve as a result of the implementation of the Investment Plan; Caledonia will continue to assess new opportunities to invest surplus cash.

Dividend Policy

A quarterly dividend of 6.875 cents is Caledonia’s current dividend policy which it is envisaged will be maintained.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 800 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/ Ed Allsopp	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Note:  This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “envisage”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Securityholders, potential securityholders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.